UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                December 20, 2005

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL AND DSM FURTHER STRENGTHEN AND EXPAND THE DEVELOPMENT OF PER.C6(R)
PROTEIN AND MONOCLONAL ANTIBODY LICENSING BUSINESS

JOINT R&D CENTER TO BE ESTABLISHED ON US EAST COAST AND IN THE NETHERLANDS

LEIDEN/HEERLEN, THE NETHERLANDS, DECEMBER 20, 2005 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) and DSM Biologics, a business unit of DSM Pharmaceutical Products (a business group of Royal DSM NV) announced today that they will strengthen and expand the development of the PER.C6(R) protein and monoclonal antibody licensing business. The two companies will create an integrated solution for the production of recombinant proteins and monoclonal antibodies on PER.C6(R) in order to increase licensing and royalty income and accelerate the development and roll-out of the PER.C6(R) technology platform in the market.

Crucell and DSM will develop and offer a fully integrated PER.C6(R) protein and monoclonal antibody production package for licensees to provide a true turn-key solution for protein and monoclonal antibody production. The system will include optimized clone generation technology, tailored media, batch, fed-batch and perfusion fermentation processes, fermentation equipment design, scale-up and scale-down solutions and regulatory support. The partnership's Research and Development to create this new platform will be based around a new joint R&D center, located in the Netherlands and the US East Coast.

The parties will expand their business development, marketing and customer services activities in the US and Europe. In addition, to accelerate the roll-out of the PER.C6(R) technology platform in the market and establish PER.C6(R) as the platform of choice for the industry, the parties will implement a new strategy of partnering with other players with protein capability to develop and offer services for PER.C6(R) and provide flexibility for PER.C6(R) licensees to select their service provider.

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Based on the progress made and milestones achieved with PER.C6(R) to date and an extensive evaluation of the market, DSM has selected the PER.C6(R) protein and monoclonal antibody licensing business with Crucell as one of its focal points for intensified innovation in its new strategy, Vision 2010. In line with this strategy re-orientation DSM Biologics will concentrate its contract manufacturing activities in Groningen in the Netherlands, and will focus on supporting licensees of the PER.C6(R) technology.

"The protein market is growing rapidly and may reach USD 200 billion in 15 to 20 years, and we believe that PER.C6(R) has the potential to become the production platform of choice for an attractive part of that market," said Leendert Staal, President of DSM Pharmaceutical Products. "We want to pursue the significant income potential of the PER.C6(R) licensing business model."

"We strongly believe that the intensification of our efforts will allow us to capture significant market share with the PER.C6(R) licensing business," said Ronald Brus, Crucell CEO. "We are convinced that this will create significant value for our shareholders."

The existing collaboration agreement between DSM and Crucell, which was signed in 2002, has been amended.

To date, Crucell and DSM have signed 20 PER.C6(R) licenses for production of various proteins, including licenses to companies with marketed proteins such as Merck, Roche, Ely Lilly/AME and J&J/Centocor.

ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with: Sanofi Pasteur for influenza vaccines; the U.S. National Institutes of Health for Ebola and malaria vaccines; and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its PER.C6(R) production technology. The company also licenses its PER.C6(R) technology to the biopharmaceutical industry. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.


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ABOUT DSM BIOLOGICS

DSM Biologics, a business unit of the DSM Pharmaceutical Products business group, is a leading contract manufacturer of biopharmaceutical products, the latest generation of drugs, mainly on the basis of native molecules and produced with the help of cell cultures. The company is renowned for its experience in the use of a broad range of cell culture systems (microbial and mammalian) and its expertise in the field of purification techniques. The company and Crucell have co-exclusive rights to license the high-producing PER.C6(R) human cell line to the pharmaceutical and biotechnology industry as a production platform for recombinant proteins and monoclonal antibodies. Established in 1986, DSM Biologics operates a manufacturing facility in Groningen, the Netherlands.

ABOUT DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named Vision 2010 - Building on Strengths, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of approximately EUR 8 billion and employs around 23,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia and the Americas. More information about DSM can be found at www.dsm.com.

NOTE TO THE EDITOR:

DSM AND CRUCELL WILL ELABORATE ON THEIR NEW PLANS AT A PRESS EVENT TO BE ORGANIZED IN JANUARY. IF YOU ARE INTERESTED IN PARTICIPATING IN THIS EVENT, PLEASE SEND AN EMAIL TO MEDIA.RELATIONS@DSM.COM. YOU WILL THEN RECEIVE A FORMAL INVITATION.

FORWARD-LOOKING STATEMENT CRUCELL N.V.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States.

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FORWARD-LOOKING STATEMENT ROYAL DSM N.V.

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

PDF version

For further information please contact:

Crucell N.V.
Harry Suykerbuyk

Director Investor Relations and Corporate Communications
Tel. +31 (0)71 524 8718
h.suykerbuyk@crucell.com

DSM Corporate Communications
Medard Schoenmaeckers
Tel. +31 (0)45 578 2035
Fax +31 (0)45 574 0680
media.relations@dsm.com

DSM Investor Relations
Dries Ausems
Tel. +31 (0)45 578 2864
Fax +31 (0)45 578 2595
investor.relations@dsm.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

    December 20, 2005                              /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer